EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2013	2012	2011	2010	2009
Debt	$314,958	$322,770	$357,779	$380,532	$382,522
Equity	273,495	216,318	171,504	162,765	162,977
Debt to equity	1.15	1.49	2.09	2.34	2.35

67